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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                          OPTICAL SENSORS INCORPORATED
                         ------------------------------
                                (Name of Issuer)

                     Common Stock $.01 par value per share
                     -------------------------------------
                         (Title of Class of Securities)


                                   68384P107
                                 --------------
                                 (CUSIP Number)


                                Hayden R. Fleming
            17797 N. Perimeter Drive, Suite 105, Scottsdale AZ 85255
                                 (480) 419-7811
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 28, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 2 of 6 Pages
-------------------                                            -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HAYDEN R. FLEMING
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF AND PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     7,386,668
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     678,037
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       7,386,668
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     678,037
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,064,705
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    48%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 3 of 6 Pages
-------------------                                            -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    CIRCLE F. VENTURES, LLC 86-0820669
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Georgia - U.S.A.
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     7,366,668
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     NONE
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       7,366,668
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     NONE
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,366,668
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    45.1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 4 of 6 Pages
-------------------                                            -----------------

ITEM 1.

     The title of the class of equity securities to which this statement relates is Common Stock, par value $.01 per share (the "Common Stock"). The name of the issuer is Optical Sensors Incorporated (the "Company"). The principal executive offices of the Company is 7615 Golden Triangle Drive, Suite A, Eden Prairie, MN 55344.

ITEM 2. IDENTITY AND BACKGROUND

     The reporting persons are Hayden R. Fleming and Circle F Ventures, LLC ("Circle F"). Hayden R. Fleming is the managing member of Circle F. Circle F is a Georgia limited liability company whose principal business is the operation of an investment fund and whose principal business and office is located at 17797
N. Perimeter Drive, Suite 105, Scottsdale, Arizona 85255. Circle F has not been a party to any civil or criminal proceeding required to be disclosed in response to this Item.

     The  following  information  is provided for Hayden R.  Fleming:

     (a)  Name. Hayden R. Fleming.

     (b)  Address.  17797 N. Perimeter  Drive,  Suite 105,  Scottsdale,  Arizona
          85255.

     (c)  Principal  Occupation  and  Employment.   Hayden  R.  Fleming  is  the
          principal of Fleming Securities, Inc., a broker/dealer.

     (d)  Criminal Proceedings. None.

     (e)  Civil proceedings. None

     (f)  Citizenship. United States of America.

ITEM 3. SOURCE AND AMOUNT AT FUNDS OR OTHER CONSIDERATION.

     Personal funds of Hayden R. Fleming and working capital of Circle F.

ITEM 4. PURPOSE OF TRANSACTION

     All of the reported shares are held for investment purposes.

     The reporting persons have no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company except as provided in
          Item 5 (c) below.

     (b) An extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 5 of 6 Pages
-------------------                                            -----------------

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) Number of Shares/Percentage of Class Beneficially Owned.

               (i) Circle F beneficially owns 7,366,668 shares of the Company's Common Stock representing 45.1% of the outstanding shares of Common Stock. All of such ownership arises on an as converted basis from Circle F's holdings of $606,667 of convertible Notes and 4,333,333 shares of Series A Convertible Preferred Stock. See Item 5 (c) below.

               (ii) Hayden R. Fleming beneficially owns 8,064,705 shares of the Company's Common Stock representing 48% of the outstanding shares of Common Stock. Of such shares, 7,366,668 shares are owned by Circle F, 140,472 shares are owned by an individual retirement account for the benefit of Hayden Fleming's wife, 20,000 shares are owned by an individual retirement account for the benefit of Hayden Fleming and 537,565 shares are owned by a trust for the benefit of Hayden Fleming and his wife (the "Trust"). Of the shares owned by the Trust, 466,665 shares arise on an as converted basis from the Trust's holding of $93,333 of Convertible Notes. See Item 5(c) below.

          (b) Nature of Ownership. Circle F has sole power to vote and direct the disposition of all of the 7,366,668 shares reported as owned by it. Hayden R. Fleming has sole power to vote and direct the disposition of 7,386,668 of the reported shares and has shared power to vote and direct the disposition of 678,037 of the reported shares that are owned jointly with his wife or for the benefit of his wife.

          (c) Recent Transactions. Pursuant to a Securities Purchase Agreement dated August 11, 2000 (the "Securities Purchase Agreement"), Circle F purchased 1,000,000 shares of Series A Convertible Preferred Stock for $500,000 ($.50 per share) which preferred shares are convertible into 1,000,000 shares of Common Stock.

               On September 10, 2000, $606,667 of Convertible Notes acquired by Circle F on March 10, 2000 became convertible into Common Stock. As of December 28, 2000, these notes are convertible into 2,426,668 shares of Common Stock and warrants to purchase 606,667 shares of Common Stock for $.25 per share.

               On September 10, 2000, $93,333 of Convertible Notes acquired by the Trust on March 10, 2000 became convertible into Common Stock. As of December 28, 2000, these notes are convertible into 373,332 shares of Common Stock and warrants to purchase 93,333 shares of Common Stock for $.25 per share.

-------------------                                            -----------------
CUSIP NO. 68384P107              SCHEDULE 13D/A                Page 6 of 6 Pages
-------------------                                            -----------------

               On October 2, 2000, pursuant to a request for additional funding by the Company under the Securities Purchase Agreement, Circle F purchased 1,333,333 shares of Series A Convertible Preferred Stock for $500,000 ($.375 per share) which preferred shares are convertible into 1,333,333 shares of common stock.

               On December 28, 2000, pursuant to a request for additional funding by the Company under the Securities Purchase Agreement, Circle F purchased 2,000,000 shares of Series A Convertible Preferred Stock for $500,000 ($.25 per share) which preferred shares are convertible into 2,000,000 shares of common stock.

          (d) Rights to Dividends or Proceeds. None.

          (e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 7, 2001                             /s/ Hayden R. Fleming
----------------                             -----------------------------------
     Date                                    Hayden R. Fleming
                                             Name/Title


                                             Circle F Ventures LLC


February 7, 2001                             By: /s/ Hayden R. Fleming
----------------                             -----------------------------------
     Date                                    Hayden R. Fleming - Managing Member
                                             Name/Title